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                              September 23, 2021

       Albert DaCosta
       Chief Executive Officer
       Paragon 28, Inc.
       14445 Grasslands Drive
       Englewood, CO 80112

                                                        Re: Paragon 28, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
9, 2021
                                                            CIK No. 0001531978

       Dear Mr. DaCosta:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 9, 2021

       Intellectual Property, page 132

   1. We note your response to our prior comment 15. Please clarify the expiration years and applicable jurisdiction
for the seven patents licensed from Biedermann. With respect to your pending patent
applications pursuant to the Biedermann license agreement, please specify the scope and
technology of the patent applications, the type of patent protection, jurisdiction and
expected expiration years.
 Albert DaCosta
FirstName
Paragon 28,LastNameAlbert  DaCosta
            Inc.
Comapany 23,
September  NameParagon
               2021      28, Inc.
September
Page 2     23, 2021 Page 2
FirstName LastName
Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3. Business Combination, page F-37

2. You disclose that on May 28, 2021 you entered into an asset purchase agreement with Additive Orthopaedics, LLC for the aggregate purchase price of $15.0 million, resulting in approximately $7.8 million in goodwill and $11.6 million in intangible assets under purchase accounting. Please explain to us how you determined the acquisition met the requirements to be treated as a business combination under ASC
805. Provide us with
         your analysis based on the criteria described in ASC 805-10-55-3A through 55-6 and 805-
         10- 55-8 through 55-9.
       You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Phillip Stoup, Esq.